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                                   Exhibit 5

          Opinion Regarding Legality of Callister Nebeker & McCullough




                                  March 3, 1995



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Registration and Issuance of Zions Bancorporation Common Stock Received under 1994 Non-Qualified Stock Options

Gentlemen:

         This Firm has acted as counsel to Zions Bancorporation, a Utah corporation (the "Company"), in connection with its registration of 135,900 shares of its common stock without par value (the "Shares") for resale by persons who received the Shares under the Zions Bancorporation 1994 Non-Qualified Stock Options.

         In connection with this representation, we have examined the original, or copies identified to our satisfaction, of such minutes, agreements, corporate records and filings and other documents necessary to our opinion contained in this letter. We have also relied as to certain matters of fact upon representations made to us by officers and agents of the Company. Based upon and in reliance on the foregoing, it is our opinion that:

1. The Company has been duly incorporated and is validly existing and in good standing as a corporation under the laws of the State of Utah; and has full corporate power and authority to own its properties and conduct its business as described in the Prospectus/Proxy Statement referred to above.

2. The Shares when issued pursuant to the 1994 Non-Qualified Stock Options, shall be duly and validly issued and fully paid and nonassessable; and the shareholders of Zions Bancorporation have no pre- emptive rights to acquire additional shares in respect of the Shares.


                                                  Sincerely yours,

                                                  CALLISTER NEBEKER & McCULLOUGH







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